UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: March 15, 2004

(Date of earliest event reported)

SLC Student Loan Receivables I, Inc.
SLC Student Loan Trust-I
(Exact name of registrant as specified in its charter)

SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and Series 2002-2
(Name of Issue)

Delaware		04-3598719
Delaware	333-75952	04-6959982
(States of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Nos.)

750 Washington Boulevard
Stamford, Connecticut   06901
Address of principal executive office   (Zip Code)

(203) 975-6923
Registrant's Telephone Number, including area code

(Former name, former address and former fiscal year, if changed since last report)

ITEM 5.   Other Events

See Exhibit 99.1 for the monthly statement and Exhibit 99.2 for the Servicer Certificate hereto distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2.

ITEM 7.   Financial Statements and Exhibits

(c) Exhibits furnished in accordance with Item 601(a) of Regulation S-K

Exhibit No.	Description
99.1	Monthly statement distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the month ended February 29, 2004.
99.2	Servicer Certificate distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the month ended February 29, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By: THE STUDENT LOAN CORPORATION, AS
SERVICER

Date: March 16, 2004

By: _____

Name: Michael Reardon

Title: Acting Chief Financial Officer

INDEX TO EXHIBITS

<table>
<tr><td>Exhibit No.</td><td>Description of Exhibit</td></tr>
<tr><td>99.1</td><td>Monthly statement distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the month ended February 29, 2004.</td></tr>
<tr><td>99.2</td><td>Servicer Certificate distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2 for the month ended February 29, 2004.</td></tr>
</table>

Exhibit 99.1

SLC Student Loan Trust – I
Statement to Note Holders
As of and for the month ended February 29, 2004

Pursuant to Section 11.04 of the Trust Indenture, the following is provided to the trustee by the issuer. The information shown below has not been independently verified, however is believed to be accurate to the best of the issuer's knowledge.

(a) The amount of payments with respect to each Class paid with respect to principal during February 2004;

Class	Principal Paid
A-1	$450,000.00
A-2	$450,000.00
A-3	$400,000.00
A-4	$450,000.00
A-5	$650,000.00
A-6	$650,000.00
A-7	$650,000.00
B-1	$0.00
B-2	$0.00

(b) The amount of payments with respect to each Class paid with respect to interest during February 2004;

Class	Interest Paid
A-1	$44,393.05
A-2	$43,596.95
A-3	$46,336.45
A-4	$49,767.30
A-5	$51,567.42
A-6	$49,753.14
A-7	$51,567.42
B-1	$13,877.50
B-2	$9,078.16

(c) The amount of payments allocable to any Noteholders' Auction Rate Interest Carryover (for each Class of Auction Rate Notes only), together with any remaining outstanding amount of each thereof;

	Interest Carryover
Auction Rate Notes	$0.00

(d) The principal balance of financed student loans as of February 29, 2004;

Principal Balance of Financed Student Loans	$409,318,440.28

(e) The aggregate outstanding amount of the Notes of each Class as of February 29, 2004, after giving effect to payments allocated to principal reported under clause (a) above;

Class	Principal Outstanding
A-1	$51,925,000.00
A-2	$51,925,000.00
A-3	$52,375,000.00
A-4	$56,675,000.00
A-5	$57,500,000.00
A-6	$57,500,000.00
A-7	$57,500,000.00
B-1	$15,250,000.00
B-2	$10,150,000.00

(f) The interest rate for the applicable Class of Notes with respect to each payment referred to in clause (b) above, indicating whether such interest rate is calculated based on the Net Loan Rate or based on the applicable Auction rate (for each Class of the Auction Rate Notes only) as of February 29, 2004;

	Calculation Method	
	(Actual Method in Bold)	
Class	Net Loan Rate	**Auction Rate**
A-1	N/A	**1.0900%**
A-2	N/A	**1.0800%**
A-3	N/A	**1.0900%**
A-4	N/A	**1.1000%**
A-5	N/A	**1.1000%**
A-6	N/A	**1.1000%**
A-7	N/A	**1.0900%**
B-1	N/A	**1.1500%**
B-2	N/A	**1.1500%**

(g) The amount of the Servicing Fees paid by the Trust during February 2004;

Servicing Fees $42,805.53

(h) The amount of the Administration Fee, Broker/Dealer Fee, Auction Agent Fee and Trustee Fee, paid by the Trust during February 2004;

Administration Fee	$1,262.70
Broker/Dealer Fee	$80,597.22
Auction Agent Fee	$0.00
Trustee Fee	$0.00

(i) The amount of Net Losses, if any, during February 2004 and any recoveries of principal and interest received during February 2004 relating to the financed student loans for which Net Losses were previously allocated;

Net Losses	$4,274.61
Recoveries	$0.00

(j) The amount of the payments attributable to amounts in the Reserve Fund, the amount of any other withdrawals from the Reserve Fund during February 2004 and the balance of the Reserve Fund as of February 29, 2004;

	Payments	**Withdrawals**	**Balance**
Reserve Fund	$4,226.30	$0.00	$5,808,095.12

(k) The portion, if any, of the payments attributable to amounts on deposit in the Acquisition Fund;

The portion of payments attributable to the Acquisition Fund	$0.00

(l) The aggregate amount, if any, paid by the Trustee to acquire eligible loans from amounts on deposit in the Acquisition Fund during February 2004;

	Principal	**Interest**	**Premium**
Loan Acquisitions	$0.00	$0.00	$0.00

(m) The amount remaining in the Acquisition Fund that has not been used to acquire eligible loans and is being transferred for the redemption of the Notes;

Transfers from Acquisition Fund for the Redemption of the Notes	$0.00

(n) The aggregate amount, if any, paid for financed student loans purchased from the Trust during February 2004;

Loans sold from the Trust (principal, interest, and premium)	$0.00

(o) The number and principal amount of the financed student loans, as of February 29, 2004, that are (i) 31 to 60 days delinquent, (ii) 61 to 90 days delinquent, (iii) 91 to 120 days delinquent, (iv) more than 120 days delinquent and (v) for which claims have been filed with the appropriate Guaranty Agency and which are awaiting payment;

Delinquencies	**Number of Loans**	**Principal Outstanding**	**% of Total Principal Outstanding**
31 – 60 days	469	$8,997,237.67	2.2%
61 – 90 days	177	$3,086,890.26	0.8%
91 – 120 days	134	$2,598,257.12	0.6%
121 – 150 days	113	$2,044,151.75	0.5%
151 – 180 days	62	$1,101,816.51	0.3%
181 – 210 days	60	$977,741.90	0.2%
211 – 240 days	27	$413,023.15	0.1%
241 – 270 days	0	$0.00	0.0%
Claims to be filed	55	$1,053,762.25	0.3%
Claims filed	52	$988,899.07	0.2%

(p) The total Value of the Trust Estate and the outstanding principal amount of the Notes as of February 29, 2004;

Assets
Cash & Cash Equivalents	$4,342,401.25
Student Loan Receivables	$409,318,440.28
Reserves	$5,808,095.12
Other Loan Receivables	$3,873,676.87
Total Assets	$423,342,613.52

Liabilities
Class A-1	$51,925,000.00
Class A-2	$51,925,000.00
Class A-3	$52,375,000.00
Class A-4	$56,675,000.00
Class A-5	$57,500,000.00
Class A-6	$57,500,000.00
Class A-7	$57,500,000.00
Class B-1	$15,250,000.00
Class B-2	$10,150,000.00
Accrued Liabilities	$616,405.85
Total Liabilities	$411,416,405.85

Parity Ratio (Notes Only)	103.05%
Parity Ratio (All Liabilities)	102.90%
Parity Ratio (Senior Liabilities)	109.84%

(q) The number and percentage by dollar amount of (i) the rejected federal reimbursement claims for the financed student loans, (ii) the financed student loans in forbearance and (iii) the financed student loans in deferment as of February 29, 2004.

Delinquencies	Number of Loans	Principal Outstanding	% of Total Principal Outstanding
Rejected Claims	0	$0.00	0.0%
Loans in Forbearance	1,255	$27,901,845.91	6.8%
Loans in Deferment	2,557	$47,370,095.75	11.6%

A copy of the statements referred to above may be obtained by any Note Holder by a written request to the Trustee, addressed to its Corporate Trust Office.

Exhibit 99.2

Servicer Certificate

Deutsche Bank Trust Company Americas
Attention: Peter Becker
280 Park Avenue
New York, NY 10017

As an officer of The Student Loan Corporation, the master servicer of SLC Student Loan Trust-I, I hereby certify that the information provided in the monthly report to holders of SLC Student Loan Asset Backed Notes Series 2002-1 and 2002-2 for the month ended February 29, 2004 is accurate to the best of my knowledge.

Name (Print):   Michael Reardon
Acting Chief Financial Officer
The Student Loan Corporation
750 Washington Blvd., 9th Floor
Stamford, CT 06901
(203)975-5018

Signature: /s/ Michael Reardon   Date: March 11, 2004